


SEC MAIL PROCESSING
RECEIVED
JUL 18 2007
WASH, D.C.
161
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-142116
SEC file number, if available

S-________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2006
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on July 17, 2007.

Federative Republic of Brazil

By: /s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2006 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2007 Annual Budget of the Federative Republic of Brazil

EXHIBIT C

LEI Nº 11.451, DE 07 DE FEVEREIRO DE 2007.

Estima a receita e fixa a despesa da União para o exercício financeiro de 2007.

O PRESIDENTE DA REPÚBLICA
Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I
DAS DISPOSIÇÕES PRELIMINARES

Art. 1° Esta Lei estima a receita da União para o exercício financeiro de 2007, no montante de R$ 1.575.880.625.693,00 (um trilhão, quinhentos e setenta e cinco bilhões, oitocentos e oitenta milhões, seiscentos e vinte e cinco mil, seiscentos e noventa e três reais) e fixa a despesa em igual valor, compreendendo, nos termos do art. 165, § 5°, da Constituição e dos arts. 6°, 7° e 61 da Lei de Diretrizes Orçamentárias para 2007:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Pública Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Pública Federal direta e indireta, bem como os fundos e fundações instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II
DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I
Da Estimativa da Receita

Art. 2° A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.526.143.386.099,00 (um trilhão, quinhentos e vinte e seis bilhões, cento e quarenta e três milhões, trezentos e oitenta e seis mil e noventa e nove reais) incluindo a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5o, § 2o, da Lei Complementar no 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal, na forma detalhada nos Anexos a que se referem os incisos I e IX do art. 11 desta Lei e assim distribuída:

I - Orçamento Fiscal: R$ 558.325.791.220,00 (quinhentos e cinqüenta e oito bilhões, trezentos e vinte e cinco milhões, setecentos e noventa e um mil, duzentos e vinte reais), excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 312.066.444.390,00 (trezentos e doze bilhões, sessenta e seis milhões, quatrocentos e quarenta e quatro mil, trezentos e noventa reais); e

III - Refinanciamento da dívida pública federal: R$ 655.751.150.489,00 (seiscentos e cinqüenta e cinco bilhões, setecentos e cinqüenta e um milhões, cento e cinqüenta mil, quatrocentos e oitenta e nove reais), constantes do Orçamento Fiscal.

Seção II
Da Fixação da Despesa

Art. 3° A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.526.143.386.099,00 (um trilhão, quinhentos e vinte e seis bilhões, cento e quarenta e três milhões, trezentos e oitenta e seis mil e noventa e nove reais), incluindo a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5°, § 2°, da Lei de Responsabilidade Fiscal, e no art. 81 da Lei de Diretrizes Orçamentárias para 2007, na forma detalhada entre os órgãos orçamentários no Anexo II e assim distribuída:

I - Orçamento Fiscal: R$ 531.326.878.555,00 (quinhentos e trinta e um bilhões, trezentos e vinte e seis milhões, oitocentos e setenta e oito mil e quinhentos e cinqüenta e cinco reais), excluídas as despesas de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 339.065.357.055,00 (trezentos e trinta e nove bilhões, sessenta e cinco milhões, trezentos e cinqüenta e sete mil e cinqüenta e cinco reais); e

III - Refinanciamento da dívida pública federal: R$ 655.751.150.489,00 (seiscentos e cinqüenta e cinco bilhões, setecentos e cinqüenta e um milhões, cento e cinqüenta mil, quatrocentos e oitenta e nove reais), constantes do Orçamento Fiscal.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 4° Fica autorizada a abertura de créditos suplementares, restritos aos valores constantes desta Lei, observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal e na Lei de Diretrizes Orçamentárias para 2007, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias para 2007, respeitados os limites e condições estabelecidos neste artigo, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de 10% (dez por cento) do respectivo valor, mediante a utilização de recursos provenientes de:

a) anulação parcial de dotações, limitada a 10% (dez por cento) do valor do subtítulo objeto da anulação;

b) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5 o, inciso III, da Lei de Responsabilidade Fiscal;

c) excesso de arrecadação de receitas próprias, desde que para alocação nos mesmos subtítulos em que os recursos dessas fontes foram originalmente programados, observado o limite de 40% (quarenta por cento) da dotação inicial; e

d) até 10% (dez por cento) do excesso de arrecadação de receitas do Tesouro Nacional;

II - aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, sendo a suplementação limitada a 25% (vinte e cinco por cento) da soma das referidas dotações;

III - ao atendimento de despesas decorrentes de sentenças judiciais transitadas em julgado, inclusive daquelas consideradas de pequeno valor nos termos da legislação vigente e relativas a débitos periódicos vincendos, mediante a utilização de recursos provenientes de:

a) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5 o , inciso III, da Lei de Responsabilidade Fiscal;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo;

c) anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária;

d) até 10% (dez por cento) do excesso de arrecadação de receitas próprias e do Tesouro Nacional; e

e) superávit financeiro apurado em balanço patrimonial do exercício de 2006;

IV - ao atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida, na mesma ou em outra unidade orçamentária;

V - ao atendimento de despesas com amortização da dívida pública federal, mediante a utilização de recursos provenientes de:

a) anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida, na mesma ou em outra unidade orçamentária;

b) excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

c) superávit financeiro da União, apurado no balanço patrimonial do exercício de 2006, nos termos do art. 43, §§ 1°, inciso I, e 2°, da Lei n° 4.320, de 17 de março de 1964; e

d) resultado positivo do Banco Central do Brasil, observado o disposto no art. 7° da Lei de Responsabilidade Fiscal;

VI - ao atendimento das despesas com pessoal e encargos sociais, inclusive as decorrentes da revisão geral anual de remuneração dos servidores públicos federais e dos militares das Forças Armadas prevista no art. 37, inciso X, da Constituição e nos arts. 93 e 94 da Lei de Diretrizes Orçamentárias para 2007, mediante a utilização de recursos oriundos da anulação de dotações consignadas:

a) a esse grupo de natureza de despesa no âmbito do respectivo Poder e do Ministério Público da União; e

b) aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 -Investimentos" e "5 - Inversões Financeiras" constantes do mesmo subtítulo até o limite de 40% (quarenta por cento) da soma dessas dotações;

VII - a subtítulos aos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes da variação monetária ou cambial dessas operações;

VIII - ao atendimento das mesmas ações em execução no ano de 2006, no caso das empresas públicas e das sociedades de economia mista integrantes dos Orçamentos Fiscal e da Seguridade Social, até o limite dos saldos orçamentários dos respectivos subtítulos aprovados no exercício de 2006, mediante a utilização de superávit financeiro apurado no balanço patrimonial do exercício de 2006, nos termos do art. 43, §§ 1°, inciso I, e 2°, da Lei nº 4.320, de 1964;

IX - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, observada a destinação prevista no instrumento respectivo;

X - ao atendimento do refinanciam ento, juros e outros encargos da dívida pública federal, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional, até o limite de 20% (vinte por cento) do montante do refinanciamento da dívida pública federal estabelecido no art. 3°,
inciso III, desta Lei;

XI - ao atendimento de transferências de que trata o art. 159 da Constituição, bem como daquelas devidas aos Estados, ao Distrito Federal e aos Municípios decorrentes de vinculações legais, mediante a utilização do superávit financeiro correspondente apurado no balanço patrimonial da União do exercício de 2006, nos termos do art. 43, §§ 1°, inciso I, e 2°, da Lei n o 4.320, de 1964;

XII - ao atendimento de despesas com equalização de preços nas ações destinadas à execução da Política de Garantia de Preços Mínimos, Formação e Administração de Estoques Reguladores e Estratégicos de produtos agropecuários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas no âmbito do órgão "Operações Oficiais de Crédito";

XIII - ao atendimento de despesas com benefícios previdenciários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas no âmbito do Fundo do Regime Geral de Previdência Social;

XIV - ao atendimento de despesas da ação "0413 - Manutenção e Operação dos Partidos Políticos" no âmbito da unidade orçamentária "14901 - Fundo Partidário", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial do exercício de 2006; e

b) excesso de arrecadação de receitas próprias e vinculadas, nos termos do art. 43, §§ 1 o, inciso II, 3 o e 4 o, da Lei nº 4.320, de 1964;

XV - ao atendimento de despesas no âmbito das Instituições Federais de Ensino Superior, dos Centros Federais de Educação Tecnológica e das Escolas Agrotécnicas Federais, classificadas nos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 -Investimentos" e '5 - Inversões Financeiras", mediante a utilização de recursos provenientes de:

a) anulação de até 50% (cinqüenta por cento) do total das dotações orçamentárias consignadas a esses grupos no âmbito de cada uma das entidades; e

b) excesso de arrecadação de receitas próprias geradas por essas entidades, nos termos do art. 43, §§ 1 o , inciso II, 3 o e 4 o , da Lei n o 4.320, de 1964;

XVI - ao atendimento de despesas de acordo com as finalidades e os montantes previstos na unidade orçamentária "Reserva de Contingência";

XVII - ao atendimento de despesas no âmbito das agências reguladoras, do Fundo de Universalização dos Serviços de Telecomunicações - FUST, do Fundo para o Desenvolvimento Tecnológico das Telecomunicações - FUNTTEL e dos fundos setoriais de ciência e tecnologia constantes do Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT, mediante a utilização dos respectivos:

a) superávits financeiros apurados nos balanços patrimoniais de 2006;

b) excessos de arrecadação de receitas próprias e vinculadas, nos termos do art. 43, §§ 1 o , inciso II, 3° e 4° , da Lei n o 4.320, de 1964; e

c) reservas de contingência à conta de recursos próprios e vinculados constantes desta Lei;

XVIII - ao atendimento de despesas da ação "0E36 – Complementação da União ao Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização dos Profissionais da Educação - FUNDEB", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial de 2006;

b) excesso de arrecadação de receitas vinculadas, nos termos do art. 43, §§ 1 o , inciso II, 3° e 4° , da Lei nº 4.320, de 1964; e

c) anulação parcial ou total de dotações alocadas aos subtítulos dessa ação;

XIX - ao pagamento de benefícios a servidor público, admitido no exercício de 2007, mediante a utilização de recursos alocados ao Ministério do Planejamento, Orçamento e Gestão no grupo de natureza de despesa "3 - Outras Despesas Correntes" do subtítulo "Pagamento de Pessoal decorrente de Provimentos por meio de Concursos Públicos - Nacional";

XX - ao atendimento de programações constantes do Anexo VII desta Lei, mediante o remanejamento de até 30% (trinta por cento) do montante das dotações orçamentárias constantes desta Lei com o identificador de resultado primário "3";

XXI - ao atendimento de despesas no âmbito do programa "0637 - Serviço de Saúde das Forças Armadas", mediante a utilização de recursos provenientes de excesso de arrecadação de receitas próprias, nos termos do art. 43, §§ 1° , inciso II, 3° e 4° , da Lei nº 4.320, de 1964.

§ 1° Os limites referidos no inciso I e respectiva alínea "a" deste artigo, poderão ser ampliados quando o remanejamento ocorrer:

I - no âmbito do mesmo programa, desde que o cancelamento não incida sobre subtítulos derivados integralmente de emendas individuais ao Projeto de Lei Orçamentária para 2007, para 20% (vinte por cento);

II - para o atendimento dos benefícios auxílio-alimentação ou refeição, assistência médica e odontológica, assistência pré-escolar e auxílio-transporte aos servidores e empregados, para 30% (trinta por cento).

§ 2° A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2007, do ato de abertura do crédito suplementar.

Art. 5° Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, §§ 1°, inciso II, 3° e 4°, da Lei n° 4.320, de 1964, destinados:

I - a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

II - aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei n° 7.827, de 27 de setembro de 1989, alterada pelas Leis n os 9.808, de 20 de julho de 1999, e 10.177, de 12 de janeiro de 2001; e

III - ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos das contribuições para o Programa de Integração Social - PIS e o Programa de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela a que se refere o art. 239, § 1°, da Constituição.

CAPÍTULO III
DO ORÇAMENTO DE INVESTIMENTO

Seção I
Das Fontes de Financiamento

Art. 6° As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 49.737.239.594,00 (quarenta e nove bilhões, setecentos e trinta e sete milhões, duzentos e trinta e nove mil e quinhentos e noventa e quatro reais), conforme especificadas no Anexo III.

Seção II
Da Fixação da Despesa

Art. 7° A despesa do Orçamento de Investimento é fixada em R$ 49.737.239.594,00 (quarenta e nove bilhões, setecentos e trinta e sete milhões, duzentos e trinta e nove mil e quinhentos e noventa e quatro reais), cuja distribuição por órgão orçamentário consta do Anexo IV.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 8° Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo, restritos aos valores constantes desta Lei, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias para 2007, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de 10% (dez por cento) do respectivo valor, constante desta Lei, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - atendimento de despesas relativas a ações financiadas com recursos do Tesouro Nacional, aprovadas em exercícios anteriores e em execução no exercício de 2007, mediante a utilização do saldo desses recursos em favor da correspondente empresa; e

III - realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2007, do ato de abertura do crédito suplementar.

CAPÍTULO IV
DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 9° Em cumprimento ao disposto no art. 32, § 1°, inciso I, da Lei de Responsabilidade Fiscal, ficam autorizadas a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 39 da Lei de Diretrizes Orçamentárias para 2007, e a emissão de Títulos de Responsabilidade do Tesouro Nacional para o atendimento das despesas previstas nesta Lei com essa receita, nos termos do art. 82 da Lei de Diretrizes Orçamentárias para 2007, sem prejuízo do que estabelece o art. 52, inciso V, da Constituição, no que se refere às operações de crédito externas.

Art. 10. Fica o Poder Executivo autorizado a emitir até 27.623.774 (vinte e sete milhões, seiscentos e vinte e três mil, setecentos e setenta e quatro) Títulos da Dívida Agrária, para atender ao programa de reforma agrária no exercício de 2007, nos termos do § 4° do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a dois anos.

CAPÍTULO V
DAS DISPOSIÇÕES FINAIS

Art. 11. Integram esta Lei, incluindo os mencionados nos arts. 2° , 3° , 6° e 7° desta Lei, os Anexos:

I - receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - discriminação das fontes de financiamento do Orçamento de Investimento;

IV - distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - autorizações específicas de que trata o art. 169, § 1° , inciso II, da Constituição, relativas a despesas de pessoal e encargos sociais, conforme estabelece o art. 92 da Lei de Diretrizes Orça-mentárias para 2007;

VI - relação dos subtítulos relativos a obras e serviços com indícios de irregularidades graves, indicados pelo Tribunal de Contas da União, conforme previsto no art. 9º , § 2° , da Lei de Diretrizes Orçamentárias para 2007;

VII - programação do "Projeto-Piloto de Investimentos Públicos - PPI", classificada nesta Lei com o identificador de resultado primário "3", nos termos do art. 3 o da Lei de Diretrizes Orçamentárias para 2007;

VIII - quadros orçamentários consolidados, relacionados no Anexo II da Lei de Diretrizes Orçamentárias para 2007;

IX - discriminação das receitas dos Orçamentos Fiscal e da Seguridade Social;

X - discriminação da legislação da receita e da despesa dos Orçamentos Fiscal e da Seguridade Social;

XI - programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários dos Orçamentos Fiscal e da Seguridade Social; e

XII - programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários do Orçamento de Investimento.

§ 1° A implementação das medidas constantes do Anexo V desta Lei fica condicionada à observância dos respectivos limites no exercício de 2007 e desde que o impacto orçamentário-financeiro anualizado não seja superior ao dobro dos referidos limites.

§ 2° Qualquer contrato, convênio, etapa, parcela e subtrechos ou, se for o caso, seus respectivos subtítulos, que não constar da relação de que trata o inciso VI deste artigo não sofre nenhuma restrição por parte do Congresso Nacional quanto à sua execução física, financeira e orçamentária, inclusive para efeito de pagamento de importâncias inscritas em restos a pagar, o mesmo aplicando-se àqueles que forem excluídos da mencionada relação durante o exercício financeiro de 2007, a partir da data da sua exclusão.

§ 3° Os subtítulos e, se for o caso, os respectivos contratos, convênios, etapas, parcelas ou subtrechos que constam da relação de que trata o inciso VI deste artigo poderão, excepcionalmente, receber recursos orçamentários e financeiros exclusivamente para aplicação na adequação do projeto básico ou do projeto executivo ou em estudos técnicos necessários à obtenção de licenciamentos urbanísticos ou ambientais, desde que tais adequações ou estudos técnicos sejam expressamente exigidos para o saneamento das irregularidades apontadas.

§ 4° O Anexo a que se refere o inciso VII deste artigo será ajustado, por portaria do Ministro de Estado do Planejamento, Orçamento e Gestão, em decorrência da abertura de créditos adicionais.

Art. 12. Esta Lei entra em vigor na data de sua publicação.

Brasília, 7 de fevereiro de 2007; 186° da Independência e 119° da República.

LUIZ INÁCIO LULA DA SILVA
Paulo Bernardo Silva

ANEXO I

RECEITA DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL
POR CATEGORIA ECONÔMICA E FONTE

R$ 1,00

ESPECIFICAÇÃO	VALOR
1. RECEITAS DO TESOURO	**863.350.486.465**
1.1. RECEITAS CORRENTES	**652.509.189.389**
Receita Industrial	248.729.566
Receita Tributária	201.070.002.656
Receita Patrimonial	42.491.606.152
Receita de Serviços	23.327.126.577
Receita Agropecuária	419.559
Receita de Contribuições	371.260.748.261
Transferências Correntes	211.979.062
Outras Receitas Correntes	13.898.577.556
1.2. RECEITAS DE CAPITAL	**210.841.297.076**
Alienação de Bens	2.251.781.627
Operações de Crédito	155.076.251.902
Transferências de Capital	43.227.201
Amortização de Empréstimos	19.998.681.755
Outras Receitas de Capital	33.471.354.591
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**7.041.749.145**
2.1. RECEITAS CORRENTES	**6.289.949.295**
2.2. RECEITAS DE CAPITAL	**751.799.850**
SUBTOTAL	**870.392.235.610**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**655.751.150.489**
3.1. OPERAÇÕES DE CRÉDITO INTERNAS	655.751.150.489
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	655.751.150.489
TOTAL	**1.526.143.386.099**

Anexo II -Despesa dos Orçamentos Fiscal e da Seguridade Social por Órgão Orçamentário

R$ 1,00

Valores Correntes

Órgão / Denominação	Tesouro (A)	Outras Fontes (B)	Total C=(A+B)	C/D	C/E	C/F	C/G
CÂMARA DOS DEPUTADOS	3.387.603.958		3.387.603.958	0,45	0,40	0,39	0,22
SENADO FEDERAL	2.704.741.823		2.704.741.823	0,36	0,32	0,31	0,18
TRIBUNAL DE CONTAS DA UNIÃO	1.069.737.575		1.069.737.575	0,14	0,13	0,12	0,07
SUPREMO TRIBUNAL FEDERAL	441.673.132		441.673.132	0,06	0,05	0,05	0,03
SUPERIOR TRIBUNAL DE JUSTIÇA	877.383.682		877.383.682	0,12	0,10	0,10	0,06
JUSTIÇA FEDERAL	8.145.376.339		8.145.376.339	1,08	0,97	0,93	0,53
JUSTIÇA MILITAR DA UNIÃO	262.451.077		262.451.077	0,03	0,03	0,03	0,02
JUSTIÇA ELEITORAL	3.139.766.835		3.139.766.835	0,42	0,38	0,36	0,21
JUSTIÇA DO TRABALHO	9.111.833.285		9.111.833.285	1,21	1,09	1,05	0,60
JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	1.147.929.653		1.147.929.653	0,15	0,14	0,13	0,08
PRESIDÊNCIA DA REPÚBLICA	3.415.860.970	27.169.019	3.443.029.989	0,46	0,41	0,40	0,23
MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	6.263.278.644	220.599.978	6.483.878.622	0,86	0,77	0,74	0,42
MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	4.764.888.602	435.075.158	5.199.963.760	0,69	0,62	0,60	0,34
MINISTÉRIO DA FAZENDA	12.220.300.506	925.168.566	13.145.469.072	1,75	1,57	1,51	0,86
MINISTÉRIO DA EDUCAÇÃO	26.923.789.299	656.358.417	27.580.147.716	3,67	3,30	3,17	1,81
MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	599.266.916	522.404.646	1.121.671.562	0,15	0,13	0,13	0,07
MINISTÉRIO DA JUSTIÇA	6.863.002.837	299.523	6.863.302.360	0,91	0,82	0,79	0,45
MINISTÉRIO DE MINAS E ENERGIA	5.352.005.553	41.919.366	5.393.924.919	0,72	0,64	0,62	0,35
MINISTÉRIO DA PREVIDÊNCIA SOCIAL	190.232.954.129	81.672.326	190.314.626.455	25,31	22,75	21,84	12,47
MINISTÉRIO PÚBLICO DA UNIÃO	2.915.990.676		2.915.990.676	0,39	0,35	0,33	0,19
MINISTÉRIO DAS RELAÇÕES EXTERIORES	1.952.266.994	1.247.932	1.953.514.926	0,26	0,23	0,22	0,13
MINISTÉRIO DA SAÚDE	49.575.504.929	123.726.041	49.699.230.970	6,61	5,94	5,70	3,26
MINISTÉRIO DO TRABALHO E EMPREGO (EXCLUSIVE O DISPOSTO NO ARTIGO 239 §1 DA CONSTITUIÇÃO)	26.767.162.011	5.570.364	26.772.732.375	3,56	3,20	3,07	1,75
MINISTÉRIO DOS TRANSPORTES (EXCLUSIVE FUNDO DA MARINHA MERCANTE)	10.579.476.941	38.708.442	10.618.185.383	1,41	1,27	1,22	0,70
MINISTÉRIO DAS COMUNICAÇÕES	4.091.933.825	476.081.642	4.568.015.467	0,61	0,55	0,52	0,30
MINISTÉRIO DA CULTURA	910.292.812	5.496.290	915.789.102	0,12	0,11	0,11	0,06
MINISTÉRIO DO MEIO AMBIENTE	2.652.469.470	89.900.936	2.742.370.406	0,36	0,33	0,31	0,18
MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	5.692.377.963	6.570.279	5.698.948.242	0,76	0,68	0,65	0,37
MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	3.282.516.223	13.967.940	3.296.484.163	0,44	0,39	0,38	0,22
MINISTÉRIO DO ESPORTE	923.613.262		923.613.262	0,12	0,11	0,11	0,06
MINISTÉRIO DA DEFESA	37.866.906.702	2.255.750.855	40.122.657.557	5,33	4,80	4,60	2,63
MINISTÉRIO DA INTEGRAÇÃO NACIONAL (EXCLUSIVE FUNDOS CONSTITUCIONAIS)	2.742.371.902	62.421.676	2.804.793.578	0,37	0,34	0,32	0,18
MINISTÉRIO DO TURISMO	1.801.644.855		1.801.644.855	0,24	0,22	0,21	0,12
MINISTÉRIO DO DESENVOLVIMENTO SOCIAL E COMBATE À FOME	24.316.920.112	372	24.316.920.484	3,23	2,91	2,79	1,59
MINISTÉRIO DAS CIDADES	4.754.134.184	140.842.190	4.894.976.374	0,65	0,59	0,56	0,32
ENCARGOS FINANCEIROS DA UNIÃO	240.641.446.277		240.641.446.277	32,00	28,76	27,62	15,77
TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (EXCLUSIVE TRANSFERÊNCIAS CONSTITUCIONAIS)	30.239.626.385		30.239.626.385	4,02	3,61	3,47	1,98
RESERVA DE CONTINGÊNCIA	7.309.935.898		7.309.935.898	0,97	0,87	0,84	0,48
SUBTOTAL (D)	**745.940.436.236**	**6.130.951.958**	**752.071.388.194**	**100,00**	**89,89**	**86,32**	**49,28**
TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS	84.581.411.672		84.581.411.672	0,00	10,11	9,71	5,54
SUBTOTAL (E)	**830.521.847.908**	**6.130.951.958**	**836.652.799.866**	**0,00**	**100,00**	**96,02**	**54,82**
MINISTÉRIO DA INTEGRAÇÃO NACIONAL (FUNDOS CONSTITUCIONAIS)	5.414.076.061		5.414.076.061	0,00	0,00	0,62	0,35
MINISTÉRIO DO TRABALHO E EMPREGO (CONFORME O DISPOSTO NO ARTIGO 239 §1 DA CONSTITUIÇÃO)	8.505.554.625		8.505.554.625	0,00	0,00	0,98	0,56
MINISTÉRIO DOS TRANSPORTES (FUNDO DA MARINHA MERCANTE)	150.323.917		150.323.917	0,00	0,00	0,02	0,01
OPERAÇÕES OFICIAIS DE CRÉDITO	19.655.402.117	910.797.187	20.566.199.304	0,00	0,00	2,36	1,35
SUBTOTAL (F)	**864.247.204.628**	**7.041.749.145**	**871.288.953.773**	**0,00**	**0,00**	**100,00**	**57,09**
REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	654.854.432.326		654.854.432.326	0,00	0,00	0,00	42,91
TOTAL (G)	**1.519.101.636.954**	**7.041.749.145**	**1.526.143.386.099**	**0,00**	**0,00**	**0,00**	**100,0**

ANEXO III

FONTES DE FINANCIAMENTO DO ORÇAMENTO DE INVESTIMENTO

R$ 1,00

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**36.995.775.360**
Geração Própria	36.995.775.360
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**1.846.734.578**
Tesouro	591.793.469
Controladora	1.253.491.109
Outras Fontes	1.450.000
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**4.751.432.666**
Internas	368.495.595
Externas	4.382.937.071
OUTROS RECURSOS DE LONGO PRAZO	**6.143.296.990**
Controladora	904.129.797
Outras Estatais	4.879.067.193
Outras Fontes	360.100.000
TOTAL	**49.737.239.594**

ANEXO IV

DESPESA DO ORÇAMENTO DE INVESTIMENTO

R$ 1,00

ESPECIFICAÇÃO	VALOR
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	18.634.943
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	7.973.888
25000 - MINISTÉRIO DA FAZENDA	3.000.420.649
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO	54.955.445
32000 - MINISTÉRIO DE MINAS E ENERGIA	44.646.846.080
33000 - MINISTÉRIO DA PREVIDÊNCIA SOCIAL	55.828.000
36000 - MINISTÉRIO DA SAÚDE	24.408.110
39000 - MINISTÉRIO DOS TRANSPORTES	279.314.102
41000 - MINISTÉRIO DAS COMUNICAÇÕES	637.900.000
52000 - MINISTÉRIO DA DEFESA	1.010.958.377
TOTAL	**49.737.239.594**

ANEXO V

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO, RELATIVAS A DESPESAS DE PESSOAL E ENCARGOS SOCIAIS

R$ Mil

I. CRIAÇÃO E/OU PROVIMENTO DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL A QUALQUER TÍTULO

DISCRIMINAÇÃO	LIMITE DE VAGAS	LIMITE FINANCEIRO (*)
1. Poder Legislativo	**814**	**66.312,20**
1.1. Câmara dos Deputados	225	33.901,10
1.2. Senado Federal	449	23.246,70
1.3. Tribunal de Contas da União	304	9.164,40
2. Poder Judiciário	**14.936**	**433.191,10**
2.1. Supremo Tribunal Federal	75	3.140,80
2.2. Conselho Nacional de Justiça	43	3.941,40
2.3. Superior Tribunal de Justiça	120	15.087,10
2.4. Justiça Federal	3.751	170.935,10
2.5. Superior Tribunal Militar	9	1.605,30
2.6. Justiça Eleitoral	6.265	96.380,00
2.7. Justiça do Trabalho	4.448	115.300,20
2.8. Justiça do Distrito Federal e Territórios	225	26.801,20
3. Ministério Público da União	**2.194**	**103.760,10**
4. Poder Executivo	**28.727**	**796.667,10**

Até 28.727 vagas, das quais 13.532 vagas destinadas à substituição de pessoal terceirizados, sendo:

4.1. Auditoria e Fiscalização, até 850 vagas.
4.2. Gestão e Diplomacia, até 3.407 vagas.
4.3. Jurídica, até 1.505 vagas.
4.4. Defesa e Segurança Pública, até 2.522 vagas.
4.5. Cultura, Meio Ambiente e Ciência e Tecnologia, até 3.521 vagas.
4.6. Seguridade Social, Educação e Esportes, até 12.909 vagas.
4.7. Regulação do Mercado, dos Serviços Públicos e do Sistema Financeiro, até 2.677 vagas.
4.8. Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária, até 1.336 vagas.

II. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS E AUMENTO DE REMUNERAÇÃO

DISCRIMINAÇÃO	LIMITE FINANCEIRO (*)
1. Poder Legislativo	**310.166,60**
1.1. Câmara dos Deputados: Implantação da segunda etapa do Plano de Carreiras de que trata a Lei nº 11.335, de 25 de julho de 2006.	254.175,90
1.2. Senado Federal: Concessão do Adicional de Especialização instituído pela Resolução nº 7, de 4 de abril de 2002, convalidado pela Lei nº 10.863, de 29 de abril de 2004, e regulamentado pelo Ato do Primeiro-Secretário nº 81, de 27 de outubro de 2004.	55.990,70

DISCRIMINAÇÃO	LIMITE FINANCEIRO (*)
2. Poder Judiciário	**634.694,30**

2.1. Revisão do subsídio de Ministro do Supremo Tribunal Federal de que trata a Lei nº 11.143, de 26 de julho de 2005, bem como os efeitos dessa alteração no Poder Judiciário da União (Projeto de Lei nº 7.297, de 2006), sendo:	**120.160,80**
2.1.1. Supremo Tribunal Federal	654,50
2.1.2. Conselho Nacional de Justiça	237,50
2.1.3. Superior Tribunal de Justiça	1.554,90
2.1.4. Justiça Federal	25.994,80
2.1.5. Justiça Militar	2.457,70
2.1.6. Justiça Eleitoral	13.345,80
2.1.7. Justiça do Trabalho	69.564,80
2.1.8. Justiça do DF e Territórios	6.350,80
2.2. Reestruturação dos Cargos e Funções e do Plano de Carreira dos Servidores do Poder Judiciário, de que trata o Projeto de Lei nº 5.845, de 2005, sendo:	**513.468,40**
2.2.1. Supremo Tribunal Federal	7.727,80
2.2.2. Conselho Nacional de Justiça	148,50
2.2.3. Superior Tribunal de Justiça	19.667,80
2.2.4. Justiça Federal	136.406,00
2.2.5. Justiça Militar	7.151,50
2.2.6. Justiça Eleitoral	70.522,10
2.2.7. Justiça do Trabalho	240.803,90
2.2.8. Justiça do DF e Territórios	31.040,80
2.3. Conselho Nacional de Justiça: Equiparação da Gratificação de Conselheiro do Conselho Nacional de Justiça com o subsídio de Ministro do Superior Tribunal de Justiça, de que trata o Projeto de Lei nº 6.612, de 2006.	**1.065,10**
3. Ministério Público da União	**93.019,40**
3.1. Alteração do subsídio do Procurador-Geral da República, de que trata o Projeto de Lei nº 7.298, de 2006, bem como os efeitos dessa alteração.	50.887,90
3.2. Reestruturação dos Cargos e Funções e do Plano de Carreira dos Servidores do Ministério Público da União, de que trata o Projeto de Lei nº 6.469, de 2005.	42.131,50
4. Poder Executivo:	**2.066.736,00**
4.1. Reestruturação da remuneração das carreiras da Fundação Instituto Brasileiro de Geografia e Estatística - IBGE e da Seguridade Social (MP nº 301, de 29/6/2006), do Ciclo de Gestão e Diplomacia (MP nº 302, de 29/6/2006), do Plano Geral de Cargos do Poder Executivo (MP nº 304, de 29/6/2006), Jurídica (MP nº 305, de 29/6/2006) e da Perícia Médica (Lei nº 11.302, de 10/5/2006).	908.511,30
4.2. Reestruturação da remuneração de cargos, funções e carreiras no âmbito do Poder Executivo.	1.158.224,70

(*) Inclui Contribuição Patronal para o Plano de Seguridade Social do Servidor Público e, quando couber, para o Regime Geral de Previdência Social.

ANEXO VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES, INDICADOS PELO TRIBUNAL DE CONTAS DA UNIÃO - TCU *

CLASSIFICAÇÕES INSTITUCIONAL, FUNCIONAL E ESTRUTURA PROGRAMÁTICA **	CONTRATOS E CONVÊNIOS IRREGULARES
24205 - Agência Espacial Brasileira	
19.572.0464.3704.0020 - COMPLEMENTAÇÃO DA INFRA-ESTRUTURA GERAL DO CENTRO DE LANÇAMENTO DE ALCÂNTARA - NA REGIÃO NORDESTE - Execução integrada das obras e serviços de engenharia e os fornecimentos de Complementação da Infra-Estrutura Geral do Centro de Lançamento de Alcântara (Centro Espacial de Alcântara)	Edital AEB 03/2006
26101 - Ministério da Educação	
12.363.1062.1I78.0101 - IMPLANTAÇÃO DA ESCOLA AGROTECNICA FEDERAL EM NOVA ANDRADINA - MS - NO MUNICÍPIO DE NOVA ANDRADINA - MS	
30907 - Fundo Penitenciário Nacional	
14.421.0661.11TW.0001 - CONTRUÇÃO E AMPLIAÇÃO DE ESTABELECIMENTOS PENAIS ESTADUAIS - NACIONAL - Construção da Casa de Custódia de Goiânia (Casa de Prisão Provisória. Construção do Presídio Regional de Goiânia)	Contrato 402/92 Convênio 351801
32224 - Centrais Elétricas do Norte do Brasil S/A - ELETRONORTE	
25.752.0294.1891.0021 - EXPANSÃO DE SISTEMA DE TRANSMISSÃO ASSOCIADO À UHE TUCURUÍ NO ESTADO DO MARANHÃO (ACRÉSCIMO DE APROXIMADAMENTE 120 KM DE LINHA DE TRANSMISSÃO E DE 695 MVA DE TRANSFORMAÇÃO DE POTÊNCIA EM SUBESTAÇÕES) NO ESTADO DO MARANHÃO - Fornecimento de sistema de proteção, controle e supervisão digital para as SE's do sistema elétrico do Maranhão - automação	Contrato 4500011640, exceto quanto ao seguinte: São Luís I: 4, 5, 6, 7, 17, 19, 23 e 33 São Luís II: 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 18, 19, 20, 21, 25, 27 e 28 Imperatriz: 1, 2, 3, 4, 5, 6, 8, 9, 17, 18, 24, 31, 34, 35, 36, 37 e 38 Presidente Dutra: 1,2, 3, 4, 5, 6, 7, 8, 9, 18, 19, 21, 25, 26 e 27 Peritoró: 1 e 20
25.752.0296.1887.0051 - EXPANSÃO DE SISTEMA DE TRANSMISSÃO DE ENERGIA ELÉTRICA NO MATO GROSSO (ACRÉSCIMO DE APROXIMADAMENTE 365 KM DE LINHA DE TRANSMISSÃO, IMPLANTAÇÃO DA SE JAURU (MT) 400 MVA E REFORÇO NAS SUBESTAÇÕES ASSOCIADAS EQUIVALENTE A 563 MVA) - NO ESTADO DO MATO GROSSO - Exec. de proj. exec., forn. total de materiais, obras civis, mont. eletrom. da LT 230 kV Coxipó/Jauru, circuito duplo com 360 km de extensão. Fornecimento de 229 km de cabo pára-raios OPGW, núcleo de 24 fibras e acessórios, para LT 230 kV Rondonópolis-Barra do Peixe.	Contrato 4500007623, limitando o percentual do LDI a 32% Contrato 4500041745
32228 - FURNAS - Centrais Elétricas S/A	
25.752.0296.3360.0001 - SISTEMA DE TRANSMISSÃO DE ITAIPU (PR) - SÃO PAULO (SP) (REFORÇOS NAS TORRES DA LT 750 KV FOZ - IVAIPORÃ, LT IVAIPORÃ - ITABERÁ I E II E NA LT ITABERÁ - TIJUCO PRETO I E II) - NACIONAL - Montagem de peças para o reforço de torres nas LT's 750 kV Ivaiporã - Itaberá I e II e Foz do Iguaçu - Ivaiporã III componentes do Sistema de Transmissão de Itaipu	Edital CO.APR.T009.2005
36901 - Fundo Nacional de Saúde	
.... - APOIO À ESTRUTURAÇÃO DE UNIDADES DE ATENÇÃO ESPECIALIZADA EM SAÚDE ESTRUTURAÇÃO DO HOSPITAL TERCIÁRIO - NATAL - RN - Execução das obras de construção do Hospital Terciário de Natal, com 150 leitos, Unidade Mista de Saúde de Capim Macio, com 50 leitos, e Unidade Mista de Saúde de Igapó, com 50 leitos, em Natal	Contrato 010/89 SOE/AJ
.... - ESTRUTURAÇÃO DA REDE DE SERVIÇOS DE ATENÇÃO BÁSICA DE SAÚDE ESTRUTURAÇÃO DE UNIDADES DE ATENÇÃO BÁSICA - CACOAL - RO - Construção do Hospital Regional de Cacoal/RO	Contrato 091/1991-PGE
.... - IMPLANTAÇÃO, APARELHAMENTO E ADEQUAÇÃO DE UNIDADES DE SAÚDE DO SUS - ADEQUAÇÃO DO HOSPITAL GERAL DE FORTALEZA - CE	
39252 - Departamento Nacional de Infra-Estrutura de Transportes - DNIT	

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	CONTRATOS E CONVÊNIOS IRREGULARES
26.782.0220.2834.0011 - RESTAURAÇÃO DE RODOVIAS FEDERAIS - NO ESTADO DE RONDÔNIA - Restauração da Rodovia BR-364/RO, Trecho Nova Vida - Ponte sobre o Rio Preto, Subtrecho KM 469,0 - KM 568,8. Serviços de Supervisão e Controle das Obras de Restauração da BR-364/RO, Trecho Nova Vida - Candeias do Jamari, Subtrecho KM 469,0 - KM 700,6. Execução de obras de restauração da BR-364/RO, no subtrecho Ponte do Rio Preto - KM 568,8 a Candeias do Jamari - KM 700,6	Contrato PG-133/1999-00 Contrato UT/22/0002/2002-00 Contrato 210/1999-00
26.782.0220.2834.0032 - RESTAURAÇÃO DE RODOVIAS FEDERAIS - NO ESTADO DO ESPÍRITO SANTO - Obras de restauração na rodovia BR-101/ES, segmento Km 0,0 - Km 149,0.	Contrato PG-019/00-00
26.782.0220.3E33.0032 - RECUPERAÇÃO DE TRECHOS RODOVIÁRIOS - VITÓRIA - DIVISA ES/MG - NA BR-262 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO - Execução da Obras de Melhoramentos e restauração, com duplicação de via, restauração da pista existente, na BR-262/ES, trecho km 10,1 - km 19,3.	Contrato PG-018/98
26.782.0230.1B98.0031 - ADEQUAÇÃO DE TRECHO RODOVIÁRIO - GOVERNADOR VALADARES - BELO HORIZONTE - NA BR-381 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS - Serviços de coordenação, supervisão e controle das obras de restauração do seguinte trecho: Rodovia - BR-381/MG; Subtrecho Antônio Dias - Nova Era; Segmento - km 284,7 - km 320,58; Extensão - 35,1 km. Revitalização do pavimento com adequações geométricas na rodovia BR-381, segmento km 319,5 ao km 446,0, extensão 126,5 km.	Contrato PG-164/93-00 Contrato UT-6-0011/05-00
26.782.0233.1214.0043 - ADEQUAÇÃO DE TRECHO RODOVIÁRIO - RIO GRANDE - PELOTAS - NA BR-392 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL - Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 3. Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 2	Contrato PD-10-056/01-00 Contrato PD-10-057/01-00
26.782.0233.5E53.0041 - CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - MUNICÍPIO DE FOZ DO IGUAÇU - BR-469 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ - Construção, pavimentação e restauração do Contorno Rodoviário de Foz do Iguaçu/PR, que faz a interligação das rodovias BR-277/PR e 469/PR	Contrato TT-0294/2005, exceto quanto ao trecho compreendido entre o km 0 e o km 1,7.
26.782.0235.105T.0025 - ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA PB/RN - DIVISA PB/PE - NA BR-101 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA - Consultoria técnica e operacional nas avaliações e na determinação técnica dos valores de 150 propriedades a serem desapropriadas nos Lotes de Construção nºs 01, 05 e 06 - BR101 - NE	Contrato 22/2006
26.782.0236.1248.0013 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - MANAUS - DIVISA AM/RO - NA BR-319 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS - Execução de serviços de obras de melhoramentos e pavimentação na rodovia BR-319, trecho km 563,1 ao km 655,7. Execução de serviços de obras de melhoramentos e pavimentação na rodovia BR-319, trecho km 500, ao km 563,1. Execução de serviços de obras de restauração, melhoramentos e pavimentação na rodovia BR-319, trecho km 818,6 ao km 877,4. Execução de serviços de obras de melhoramentos e pavimentação na rodovia BR-319, trecho km 723,6, ao km 768,6. Execução de serviços de obras de melhoramentos e pavimentação na rodovia BR-319, trecho km 678,6, ao km 723,6. Execução de serviços de obras de melhoramentos e pavimentação na rodovia BR-319, trecho km 768,6, ao km 818,6.	Contrato PD/01/05/2000-00 Contrato PD/01/16/2001-00 Contrato PD/01/10/2001-00 Contrato PD/01/14/2001-00 Contrato PD/01/15/2001-00 Contrato PD/01/20/2001-00
26.782.0236.1424.0051 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIAMANTINO - SAPEZAL - COMODORO - NA BR-364 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO - Obras de Construção da Rodovia BR-364/MT, trechos do Km 675,90 ao Km 1131,10.	Empreendimento, exceto para os contratos firmados até 10/12/2004.
26.782.0238.7638.0014 - CONSTRUÇÃO DA PONTE SOBRE O RIO ITACUTÚ - NA BR-401 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA - Serviço de construção de pontes de concreto armado sobre os rios Itacutu (comprimento 230,00 m) e Arraia (120,00 m).	Contrato CP nº 001/2001, exceto execução dos serviços de pavimentação do tabuleiro da ponte sobre o Rio Arraia.
26.784.0233.5019.0043 - AMPLIAÇÃO DOS MOLHES E DRAGAGEM DE APROFUNDAMENTO DO CANAL DE ACESSO NO PORTO DO RIO GRANDE - NO ESTADO DO RIO GRANDE DO SUL - Prolongamento dos molhes do Porto de Rio Grande	Contrato nº 018/2001-MT, que poderá ter sua execução realizada até o limite físico de 50% do prolongamento dos molhes.
26.784.0237.5750.0015 - CONSTRUÇÃO DAS ECLUSAS DE TUCURUÍ - NO RIO TOCANTINS - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ - Execução das obras de proteção e contenção da margem esquerda do Rio Tocantins, na região a jusante do sistema de transposição de desnível de Tucuruí/PA. Obras fluviais complementares de proteção de infra-estrutura das eclusas de Tucuruí, incluindo cais de concreto e pavimentação da Av. Beira Rio.	Convênio 455173 Contrato 049/2001

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	CONTRATOS E CONVÊNIOS IRREGULARES
.... - CONSTRUÇÃO DE ANEL RODOVIÁRIO - NO MUNICÍPIO DE JI PARANÁ - NA BR-364 - NO ESTADO DE RONDÔNIA NO ESTADO DE RONDÔNIA - Execução de obras e serviços de implantação e pavimentação BR-364/RO, trecho anel viário de Ji-Paraná, com extensão de 12,0 km	Projeto Executivo Contrato 040/96/PJ/DER-RO
.... - CONSTRUÇÃO DE CONTORNOS FERROVIÁRIOS - NO ESTADO DE SANTA CATARINA NO ESTADO DE SANTA CATARINA - Serviços de execução das obras de implantação do ramal ferroviário de contorno das cidades de Jaraguá do Sul e Guaramirim, em conformidade com o edital de concorrência 130/2001, e demais documentos constantes da cláusula segunda do contrato. Execução dos serviços de supervisão, coordenação e controle das obras de implantação do contorno ferroviário das cidades de Jaraguá do Sul e Guaramirim	Contrato 045/2002 Contrato 272/2002
.... - CONSTRUÇÃO DE PONTES EM RODOVIAS FEDERAIS NO ESTADO DE RONDÔNIA NO ESTADO DE RONDÔNIA - Obras de construção, terraplenagem, pavimentação, artes correntes e especiais da ponte sobre o Rio Madeira na BR364/RO, Porto Velho, distrito de Abunã, com 1,031Km, e construção de 2,689Km de acessos. Construção, terraplenagem, pavimentação, obras de artes correntes e especiais da ponte sobre o Rio Madeira na BR319-Porto Velho-RO, e construção de seus acessos, com extensão de 200m.	Contrato PD/22/09/2001-00 Contrato PD/22/08/2001-00
.... - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - BOCA DO ACRE - DIVISA AM/AC - NA BR-317 - NO ESTADO DO AMAZONAS NO ESTADO DO AMAZONAS - Execução de obras de construção e pavimentação na Rodovia BR 317/AM, trecho KM 416,0 - KM 516,0, com extensão de 100 Km	Contrato PD/01/07/2000-00
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DE TOCANTINS - TRECHO DIVISA MA/TO - DIVISA TO/PA - Execução do s serviços de terraplenagem, pavimentação asfáltica e obras de artes especiais na rodovia BR-230, trecho Macaúba/Estreito (divisa TO/MA). Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de artes especiais na BR-230, subtrecho km 20 (a partir do Estreito)/Luzinópolis	Contrato 200/96 Contrato 88/2000
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-235 NO ESTADO DE TOCANTINS - TRECHO PEDRO AFONSO - DIVISA TO/MA - TO - Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 1 (Estaca 4.520 a 00). Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 2 (Estaca 7.742 a 4.520)	Contrato 184/2000 Contrato 185/2000
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-342 NO ESTADO DO ESPÍRITO SANTO - ENTRONCAMENTO BR-101/ES - NOVA VENÉCIA - ECOPORANGA - DIVISA ES/MG - ES - Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 02/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga -Pavão; Lote 2: Estaca 1855 a 2817. Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2001-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Divisa ES/MG-Ecoporanga; Estaca 0 a 2480. Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga -Pavão; Lote 1: Estaca 0 a 1855.	Contrato PG-093/2001-99 Contrato PG-094/01-99 Contrato PG-095/2001-99
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-393 NO ESTADO DO ESPÍRITO SANTO TRECHO BOM JESUS - CACHOEIRO DO ITAPEMIRIM - ES - Execução de restauração e implantação da BR-393, trecho Cachoeiro de Itapemirim-Bom Jesus do Norte - Divisa ES/RJ.	Contrato TT-0015/2001, apenas no que se refere aos serviços de implantação (km 26,17 ao km 75,77)
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-429 NO ESTADO DE RONDÔNIA TRECHO PRESIDENTE MÉDICI - COSTA MARQUES - RO - Serviço de restauração, adequação e pavimentação da BR-429/RO Serviços de restauração, adequação e pavimentação da BR-429/RO.	Contrato 066-PG/DER/RO Contrato 067-PG/DER/RO
.... - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL - BR-487/PR - PORTO CAMARGO - CAMPO MOURÃO - Lote 02 - Construção e pavimentação de 21,10 km	Contrato PG 171/98-002
.... - OBRAS RODOVIÁRIAS EMERGENCIAIS (CRÉDITO EXTRAORDINÁRIO) - NACIONAL - Operação estrada: BR-070 - Entr. MT-110 (B) - Entr. MT-453 (B) - km 193,3 a 345,4. Operação estrada: BR-070 - Entr. MT-453 (B) - Entr. BR-163 (A)/364 (A)/MT-140 (B) (São Vicente) - km 345,4 a 421,3	Obra Obra
.... - OBRAS RODOVIÁRIAS EMERGENCIAIS (CRÉDITO EXTRAORDINÁRIO) - NACIONAL - Operação estrada: BR-153 - Acesso Lins - Entr. BR-369 (Div SP/PR - km 178,3 a 347,7	Contrato 08.1.0.00.001.2006

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	CONTRATOS E CONVÊNIOS IRREGULARES
.... - OBRAS RODOVIÁRIAS EMERGENCIAIS (CRÉDITO EXTRAORDINÁRIO) - NACIONAL - Operação estrada: BR-466 - Entr. BR-476 (A) (Ponte Manoel Ribas) - Entr. BR-476 (B) (Div. PR/SC) (U. da Vit. / P. União) - km 431,2 a 433,4. Operação estrada: BR-163 - Entr. BR-476 (B) (Mal Cândido Rondon) - Entr. BR-272 (B) - km 282,6 a 346,8. Operação estrada: BR-476 - Entr. PR-428 (Lapa) - Entr. PR-151 (B)/364 (São Mateus do Sul) - km 195,8 a 277,9. Operação estrada: BR-476 - Entr. PR-151 (B)/364 (São Mateus do Sul) - Entr. BR-466 (A) (Ponte Manoel Ribas) - km 277,9 a 364,2. Operação estrada: BR-272 - Entr. PR-182 (Francisco Alves) - Av. Thomaz Luiz Zeballos (Gautra) - km 521,9 a 567,2. Operação estrada: BR-272/PR - Ponte Rio Piriqui - km 537,8 a 567,2	Contrato 9009/2006, na forma indicada no item 9.1 do Acórdão nº 1.449/2006 - TCU - Plenário. Obra, na forma indicada no item 9.1 do Acórdão nº 1.322/2006 - TCU - Plenário, alterado pelo Acórdão nº 1.721/2006 - TCU - Plenário. Contrato 9010/2006, na forma indicada no item 9.1 do Acórdão nº 1.448/2006 - TCU - Plenário, alterado pelo Acórdão nº 1.971/2006 - TCU - Plenário. Contrato 9002/2006, na forma indicada no item 9.1 do Acórdão nº 1.395/2006 - TCU - Plenário. Obra, na forma indicada no item 9.1 do Acórdão nº 1.398/2006 - TCU - Plenário. Obra, na forma indicada no item 9.1 do Acórdão nº 1.394/2006 - TCU - Plenário
.... - RECUPERAÇÃO DO PORTO DE SANTANA NO ESTADO DO AMAPÁ NO ESTADO DO AMAPÁ - Execuçãodas Obras de Revitalização do Setor Comercial Portuário de Santana, no Estado do Amapá.	Convênio SIAFI 470267 Contrato 012/2003-PMS
44101 - Ministério do Meio Ambiente	
.... - PROJETOS PARA PREVENÇÃO DE ENCHENTES / CONTROLE DE ENCHENTES NO RIO POTY - TERESINA - PI (AV. MARGINAL LESTE) - Execução das obras da Via Marginal Leste do Rio Poty, no Município de Teresina/PI.Construção da Av. Marginal Leste, margeando o Rio Poty, em Teresina/PI	Contrato 01/99-SEMAR Edital da Concorrência nº 02/97
52212 - Empresa Brasileira de Infra-Estrutura Aeroportuária - INFRAERO	
26.781.0631.1F59.0053 - EXPANSÃO DA INFRA-ESTRUTURA AEROPORTUÁRIA DO AEROPORTO INTERNACIONAL DE BRASÍLIA - NO DISTRITO FEDERAL	Projeto básico
26.781.0631.1J99.0035 - ADEQUAÇÃO DA INFRA-ESTRUTURA AEROPORTUÁRIA DO AEROPORTO INTERNACIONAL DE GUARULHOS (SP) - NO ESTADO DE SÃO PAULO - Construção do terminal de passageiros nº 3, viaduto, sistema viário interno, edifício, garagem, pátio de estacionamento de aeronaves e projetos executivos, no Aeroporto Internacional de São Paulo/Guarulhos. Construção do terminal de passageiros nº 3, viaduto, sistema viário interno, edifício, garagem, pátio de estacionamento de aeronaves e projetos executivos, no Aeroporto Internacional de São Paulo/Guarulhos	Edital 11/DAAG/SBGR/2003-I Edital 11/DAAG/SBGR/2003-II
53101 - Ministério da Integração Nacional	
06.182.1027.0678.0001 - APOIO A OBRAS PREVENTIVAS DE DESASTRES - NACIONAL - Execução das obras do Canal Extravasor do Rio Itajaí-Mirim e passagem em desnível	Contrato 246/01
18.544.0515.1851.0020 - CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA - NA REGIÃO NORDESTE - Construção do sistema adutor do sudeste piauiense	Contrato nº AJ 027/99
20.607.0379.5252.0101 - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO FLORES DE GOIÁS COM 3.800 HA NO ESTADO DE GOIÁS - NO MUNICÍPIO DE FLORES DE GOIÁS - GO - Execução em regime de empreitada global, das obras e serviços de implantação do Projeto de Irrigação de Flores de Goiás.	Contrato 001/98, exceto primeiro trecho, compreendido entre a barragem do Rio Paranã e o barramento da Porteira, e às obras emergenciais na Barragem Paranã, de modo a garantir as intervenções necessárias e complementares para o enfrentamento do período chuvoso 2005/2006
.... - CONCLUSÃO DE OBRAS DE MACRODRENAGEM NOS TABULEIROS DOS MARTINS NO ESTADO DE ALAGOAS NO MUNICÍPIO DE MACEIÓ - AL - Serviços de Engenharia necessários à Ampliação da Macrodrenagem da área denominada de Grande Tabuleiro em Maceió - AL	Contrato 01/97, exceto quanto à realização do dissipador de energia, do extravasor, do emboque da lagoa 2- 3 e da adequação da calha do rio Jacarecica.
.... - CONSTRUÇÃO DA BARRAGEM OITICICA - CAICÓ - RN - CONSTRUÇÃO DA BARRAGEM OITICICA - CAICÓ - RN - Execução de obras e serviços referentes à construção da Barragem Oiticica, localizada no Município de Jucurutu/RN.	Contrato 022/90-SAG
.... - CONSTRUÇÃO DE ADUTORAS NO ESTADO DO RIO GRANDE DO NORTE - Construção da Adutora de Santa Cruz	Contrato 900080
.... - CONSTRUÇÃO DO SISTEMA ADUTOR DO ITAPECURU - ITALUÍS II NO ESTADO DO MARANHÃO - Execução do lote II do sistema produtor do ItapecuruExecução do lote I do sistema produtor do Itapecuru	Contrato 071/2000-RAJ, exceto quanto aos recursos para conclusão do projeto executivo e para preservação dos materiais expostos a intempérie. Contrato 072/2000-RAJ, exceto quanto aos recursos para conclusão do projeto executivo e para preservação dos materiais expostos a intempérie.
.... - IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO -CONSTR.DA ADUTORA SERRA DA BATATEIRA NO ESTADO DA BAHIA - Execução dos Serviços de Aproveitamento Agrícola do Riacho Tataui	Contrato 001/99

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	CONTRATOS E CONVÊNIOS IRREGULARES
.... - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO RIO PRETO COM 7.600 HA NO DISTRITO FEDERAL IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO RIO PRETO COM 7.600 HA NO DISTRITO FEDERAL - Execução de EIA/RIMA, detalhamento de projetos, execução de obras e serviços de barragens e assistência técnica de operação e manutenção	Contrato 001/2001
.... - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO SANTA CRUZ/APODI - ESTADO DO RIO GRANDE DO NORTE - Elaboração do Projeto Básico de Irrigação Santa Cruz / Apodi, para uma área bruta de 9.236 ha, incluindo ainda levantamentos geológicos, cartográficos, aerofotogramétricos, cadastrais e pedológicos.	Contrato PGE-13/2002
.... - RECURSOS PARA RETOMADA DE EXECUÇÃO DE OBRAS E SERVIÇOS - CONSTRUÇÃO DA BARRAGEM DE POÇO VERDE-SE - Execução de obras e serviços de engenharia para construção de barragens, para melhoria de pequenas comunidades no Município de Poço Verde - Projeto Padre Melo.Execução de obras e serviços do Projeto Padre Melo, para aproveitamento de recursos hídricos para beneficiamento de pequenas comunidades no Município de Poço Verde, incluindo a elaboração de EIA/RIMA e do projeto executivo.	Convênio 416836 Contrato 349/2001
53201 - Companhia de Desenvolvimento dos Vales do São Francisco e do Parnaíba - CODEVASF	
18.544.0515.1851.0020 - CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA - NA REGIÃO NORDESTE - Construção do sistema adutor do sudeste piauiense	Contrato nº AJ 027/99
53204 - Departamento Nacional de Obras Contra as Secas	
18.544.0515.1851.0020 - CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA - NA REGIÃO NORDESTE - Construção do sistema adutor do sudeste piauiense	Contrato nº AJ 027/99
18.544.0515.3715.0031 - CONSTRUÇÃO DA BARRAGEM BERIZAL NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS	Exceto quanto aos recursos destinados à preservação das partes da obra já executadas e ao financiamento de estudos que verifiquem a viabilidade econômica do empreendimento.
18.544.0515.3735.0031 - CONSTRUÇÃO DA BARRAGEM CONGONHAS NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS - Execução das obras e serviços de construção da Barragem Congonhas, tipo Mista (CCR e Terr), incluindo fornecimento, instalação e montagem dos equipamentos hidromecânicos e elétricos, localizada no município de Grão Mogol, no Estado de Minas Gerais	Contrato PGE-09/2002
.... - CONSTRUÇÃO DA BARRAGEM RANGEL - REDENÇÃO DO GURGÉIA - NO ESTADO DO PIAUÍ	
.... - IMPLANTAÇÃO DA 2ª FASE DO PERÍMETRO DE IRRIGAÇÃO TABULERIOS LITORÂNEOS NO ESTADO DO PIAUÍ - Execução de obras civis, fornecimento e montagem de equipamentos do projeto Tabuleiros Litorâneos nos municípios de Parnaíba e Buriti dos Lopes no Estado do Piauí.	Contrato 44/2002
.... - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO TABULEIRO DE RUSSAS - 2ª ETAPA - Construção da infra-estrutura básica de irrigação do Projeto Tabuleiro de Russas -2ª Etapa, incluindo o fornecimento e montagem das Estações Elevatórias e Automação no Estado do Ceará	Contrato 45/2002
54101 - Ministério do Turismo	
23.695.0631.1K60.0035 - OBRAS COMPLEMENTARES NO AEROPORTO INTERNACIONAL DE GUARULHOS - NO ESTADO DE SÃO PAULO - Construção do terminal de passageiros nº 3, viaduto, sistema viário interno, edifício, garagem, pátio de estacionamento de aeronaves e projetos executivos, no Aeroporto Internacional de São Paulo/Guarulhos. Construção do terminal de passageiros nº 3, viaduto, sistema viário interno, edifício, garagem, pátio de estacionamento de aeronaves e projetos executivos, no Aeroporto Internacional de São Paulo/Guarulhos	Edital 11/DAAG/SBGR/2003-I Edital 11/DAAG/SBGR/2003-II
23.695.0631.1K62.0053 - OBRAS COMPLEMENTARES NO AEROPORTO INTERNACIONAL DE BRASÍLIA - NO DISTRITO FEDERAL	
23.695.1166.0564.0001 - APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA - NACIONAL - Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira- Rio, no município de Porto Velho/RO. Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO. Urbanização de uma área com extensão de oito quilômetros à margem do rio Madeira e ao longo da estrada de ferro Madeira-Mamoré, com a construção da Avenida Beira-Rio ao longo de oito quilômetros junto à margem do rio Madeira.	Convênio 435209 Convênio 448395 Contrato 48/PGM/2002

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	CONTRATOS E CONVÊNIOS IRREGULARES
.... - INFRA-ESTRUTURA PARA O TURISMO RELIGIOSO - JUAZEIRO DO NORTE - CE - Construção de obras estruturante - UVC - Unidade Vizinhança Centro / Centro de Apoio aos Romeiros	Contrato 004/2002
56101 Ministério das Cidades	
.... - AÇÕES DE REESTRUTURAÇÃO URBANA, INTERLIGAÇÃO DE ÁREAS URBANAS E DE ADEQUAÇÃO DE VIAS - CONCLUSÃO DAS OBRAS DO COMPLEXO VIÁRIO DO RIO BAQUIRIVU - GUARULHOS - SP - Execução das obras civis de implantação do Sistema Viário Marginal Baquirivu, inclusive obras de arte e serviços complementares.	Contrato 039/99
.... - APOIO À IMPLANTAÇÃO E AMPLIAÇÃO DE SISTEMAS DE DRENAGEM URBANA SUSTENTÁVEIS SISTEMAS DE MACRODRENAGEM URBANA NO BAIRRO TABULEIRO DOS MARTINS- MACEIÓ - AL - Serviços de Engenharia necessários à Ampliação da Macrodrenagem da área denominada de Grande Tabuleiro em Maceió - AL	Contrato 01/97, exceto quanto à realização do dissipador de energia, do extravasor, do emboque da lagoa 2- 3 e da adequação da calha do rio Jacarecica.
56202 Companhia Brasileira de Trens Urbanos	
.... - EXPANSÃO DO SISTEMA DE TRENS URBANOS DE TERESINA - PI - NO ESTADO DO PIAUÍ - Conclusão dos serviços de implantação do trem urbanos de Teresina	Contrato AT-N 30/87, exceto quanto à conclusão do Ramal Bandeira.

* Trata-se de informação preliminar (não abrange novas irregularidades, eventualmente detectadas em 2006), conforme informado pelo TCU.

** Onde o código da classificação funcional e estrutura programática está ausente, não foi detectada correspondência no Anexo VI da Lei nº 11.306, de 16/05/2006, conforme informado pelo TCU.

ANEXO VII

PROGRAMAÇÃO DO PROJETO-PILOTO DE INVESTIMENTOS PÚBLICOS - PPI

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	
19.571.1122.3E62.0001	Desenvolvimento da Meteorologia - Nacional
32000 - MINISTÉRIO DE MINAS E ENERGIA	
22.663.1115.1K35.0001	Gestão da Informação Geológica (Projeto Piloto de Investimentos Públicos) - Nacional
22.663.1115.1K36.0001	Levantamentos Geofísicos (Projeto Piloto de Investimentos Públicos) - Nacional
22.663.1115.1K37.0001	Levantamentos Geológicos (Projeto Piloto de Investimentos Públicos) - Nacional
25.753.0271.2050.0001	Serviços de Geologia e Geofísica aplicados à Prospecção de Petróleo e Gás Natural - Nacional
39000 - MINISTÉRIO DOS TRANSPORTES	
Adequação Rodoviária	
26.782.0229.1K19.0028	Adequação de Trecho Rodoviário - Entroncamento BR-235 - Pedra Branca - na BR-101 - no Estado do Sergipe - no Estado do Sergipe
26.782.0230.12ER.0032	Adequação de Contorno Rodoviário - no Município de Vitória - na BR-101 - no Estado do Espírito Santo - no Estado do Espírito Santo
26.782.0230.1304.0031	Adequação de Trecho Rodoviário - Divisa MG/SP - Divisa MG/GO - na BR-050 - no Estado de Minas Gerais - - no Estado de Minas Gerais
26.782.0230.1310.0052	Adequação de Trecho Rodoviário - Aparecida de Goiânia - Itumbiara - na BR-153 - no Estado de Goiás - no Estado de Goiás
26.782.0230.1B97.0031	Adequação de Trecho Rodoviário - Belo Horizonte - Divisa SP/MG - na BR-381 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.1B98.0031	Adequação de Trecho Rodoviário - Governador Valadares - Belo Horizonte - na BR-381 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.1K22.0031	Adequação de Trecho Rodoviário - Divisa GO/MG - Entroncamento BR-365 - na BR-153 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.1K23.0031	Adequação de Trecho Rodoviário - Entroncamento BR-050 - Entroncamento BR-153 - na BR-365 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.3E49.0033	Adequação de Acesso Rodoviário na BR-101 - Acesso ao Porto de Itaguaí - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.782.0230.3E50.0033	Adequação de Trecho Rodoviário - Entrada BR-101 (Manilha) - Entrada BR-116 (Santa Guilhermina) - na BR-493 - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.782.0230.7630.0033	Adequação de Trecho Rodoviário - Santa Cruz - Mangaratiba - na BR-101 - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.782.0231.1344.0035	Adequacão de Trecho Rodoviário - São Paulo - Divisa SP/PR - na BR-116 - no Estado de São Paulo - no Estado de São Paulo
26.782.0233.11VC.0041	Adequação de Contorno Rodoviário - Município de Curitiba (Leste) - na BR-116 - no Estado do Paraná - no Estado do Paraná
26.782.0233.1208.0042	Adequação de Trecho Rodoviário - Palhoça - Divisa SC/RS - na BR-101 no Estado de Santa Catarina - no Estado de Santa Catarina
26.782.0233.1214.0043	Adequação de Trecho Rodoviário - Rio Grande - Pelotas - na BR-392 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0233.3766.0043	Adequação de Trecho Rodoviário - Divisa SC/RS - Osório/RS - na BR-101 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0235.105T.0025	Adequação de Trecho Rodoviário - Divisa PB/RN - Divisa PB/PE - na BR-101 - no Estado da Paraíba - no Estado da Paraíba
26.782.0235.7435.0026	Adequação de Trecho Rodoviário - Divisa PB/PE - Divisa PE/AL - na BR-101 - no Estado de Pernambuco - no Estado de Pernambuco
26.782.0235.7626.0024	Adequação de Trecho Rodoviário - Natal - Divisa RN/PB - na BR-101 - no Estado do Rio Grande do Norte - no Estado do Rio Grande do Norte
26.782.0237.3768.0052	Adequação de Trecho Rodoviário - Divisa DF/GO - Entroncamento BR-153/GO - na BR-060 - no Estado de Goiás - no Estado de Goiás

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	
26.782.0237.7542.0053	Adequação de Trecho Rodoviário - Brasília - Divisa DF/GO - na BR-060 - no Distrito Federal - no Distrito Federal
Construção Rodoviária	
26.782.0229.107Q.0029	Construção de Trecho Rodoviário - Euclides da Cunha - IBÓ - na BR-116 - no Estado da Bahia - no Estado da Bahia
26.782.0229.1B94.0029	Construção de Trecho Rodoviário - Divisa PI/BA - Barreiras - na BR-135 - no Estado da Bahia - no Estado da Bahia
26.782.0230.1K17.0033	Construção de Trecho Rodoviário - Entroncamento BR-101 - Entroncamento BR-040 - na BR-493 - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.782.0233.1D70.0041	Construção de Trecho Rodoviário - Ventania - Alto do Amparo - na BR-153 - no Estado do Paraná - no Estado do Paraná
26.782.0233.1K53.0043	Obras Complementares no Trecho Rodoviário - Entrocamento RS-326 (P/Ivoti) - Ponte Rio Guaíba - na BR-116 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0236.1J59.0051	Construção de Trecho.Rodoviário - Guarantã do Norte - Divisa MT/PA - na BR-163 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0236.1J60.0015	Construção de Trecho Rodoviário - Divisa MT/PA - Entrada Base Áerea Cachimbo - na BR-163 - no Estado do Pará - no Estado do Pará
26.782.0236.1J87.0015	Construção de Trecho Rodoviário - Entroncamento BR-230 (Rurópolis) - Tauari - na BR-163 - no Estado do Pará - no Estado do Pará
26.782.0236.1J88.0015	Construção de Pontes - Divisa MT/PA - Santarém - na BR-163 - no Estado do Pará - no Estado do Pará
26.782.0237.11VA.0051	Construção de Trecho Rodoviário - Divisa PA/MT - Ribeirão Cascalheira - na BR-158 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0238.1422.0012	Construção de Trecho Rodoviário - Sena Madureira - Cruzeiro do Sul - na BR-364 - no Estado do Acre - no Estado do Acre
Ferrovias	
26.783.0229.1226.0029	Construção de Contorno Ferroviário - no Município de São Felix - no Estado da Bahia - no Estado da Bahia
26.783.0229.1K25.0029	Construção de Contorno Ferroviário - no Município de Camaçari - no Estado da Bahia - no Estado da Bahia
26.783.0230.11H1.0033	Adequação de Ramal Ferroviário - no Perímetro Urbano de Barra Mansa - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.783.0231.1D69.0035	Construção do Contorno e Pátio Ferroviário de Tutóia - no Município de Araraquara - no Estado de São Paulo - no Estado de São Paulo
26.783.0233.1276.0042	Construção de Contorno Ferroviário - Município de São Francisco do Sul - no Estado de Santa Catarina - no Estado de Santa Catarina
26.783.0233.1K24.0042	Construção de Contorno Ferroviário - no Município de Joinville - no Estado de Santa Catarina - no Estado de Santa Catarina
Outras Iniciativas	
26.121.0225.1D47.0001	Estudos e Projetos de Infra-Estrutura de Transportes - Nacional
26.121.0225.1D58.0001	Estudos para o Planejamento de Transportes (Projeto Piloto de Investimentos Pùblicos) - Nacional
26.122.0225.1D48.0001	Modernização do Departamento Nacional de Infra-Estrutura de Transportes - Nacional
26.572.0225.1D59.0001	Pesquisa e Desenvolvimento Tecnológico para a Engenharia de Transportes (Projeto Piloto de Investimentos Públicos) - Nacional
Portos	
26.784.0237.1K26.0021	Recuperação dos Berços 101 e 102 do Porto de Itaqui - no Estado do Maranhão - no Estado do Maranhão
26.784.0237.1K56.0021	Dragagem dos Berços 100 a 103 e da retroárea dos Berços 100 e 101 no Porto de Itaqui - no Estado do Maranhão - no Estado do Maranhão
26.846.0909.09BG.0035	Participação da União no Capital - Companhia Docas do Estado de São Paulo - Implantação do Sistema de Segurança Portuária (ISPS - CODE) no Porto de Santos (SP) - no Estado de São Paulo - no Estado de São Paulo
26.846.0909.09BM.0033	Participação da União no Capital - Companhia Docas do Rio de Janeiro - Implantação do Sistema de Segurança Portuária (ISPS - CODE) no Porto do Rio de Janeiro - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	
26.846.0909.09BO.0033	Participação da União no Capital - Companhia Docas do Rio de Janeiro - Implantação do Sistema de Segurança Portuária (ISPS - CODE) no Porto de Itaguaí - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.846.0909.09BP.0032	Participação da União no Capital - Companhia Docas do Espírito Santo - Implantação do Sistema de Segurança Portuária (ISPS - CODE) no Porto de Vitória - no Estado do Espírito Santo - no Estado do Espírito Santo
26.846.0909.0A45.0035	Participação da União No Capital - Companhia Docas do Estado de São Paulo - Implantação da Avenida Perimetral Portuária no Porto de Santos - no Estado de São Paulo - no Estado de São Paulo
26.846.0909.0A62.0015	Participação da União no Capital - Companhia Docas do Pará - Construção da Rampa Fluvial Roll-on-Roll-off no Porto de Vila do Conde - No Estado do Pará - No Estado do Pará
26.846.0909.0A93.0024	Participação da União no Capital - Companhia Docas do Rio Grande do Norte - Repotencialização do Sistema de Atracação de Navios do Terminal Salineiro de Areia Branca - no Estado do Rio Grande do Norte - no Estado do Rio Grande do Norte
26.846.0909.0E10.0035	Participação da União no Capital - Companhia Docas do Estado de São Paulo - Dragagem de Aprofundamento no Canal de Acesso, na Bacia de Evolução e junto ao Cais no Porto de Santos - No Estado de São Paulo - No Estado de São Paulo
26.846.0909.0E11.0035	Participação da União no Capital - Companhia Docas do Estado de São Paulo - Derrocagem junto ao Canal de Acesso ao Porto de Santos - no Estado de São Paulo - no Estado de São Paulo
26.846.0909.0E23.0032	Participação da União no Capital - Companhia Docas do Espírito Santo - Contenção do Cais do Porto de Vitória - no Estado do Espírito Santo - no Estado do Espírito Santo
Recuperação Rodoviária	
26.782.0220.1D40.0053	Recuperação de Trechos Rodoviários - km 0,0 - Divisa DF/GO - na BR-040 - no Distrito Federal - no Distrito Federal
26.782.0220.1D41.0052	Recuperação de Trechos Rodoviários - Divisa DF/GO - Divisa GO/MG - na BR-040 - no Estado de Goiás - no Estado de Goiás
26.782.0220.1D43.0017	Recuperação de Trechos Rodoviários - Divisa MA/TO - Wanderlândia - na BR-226 - no Estado do Tocantins - no Estado do Tocantins
26.782.0220.1D60.0032	Recuperação de Trechos Rodoviários - Divisa BA/ES - Divisa ES/RJ - na BR-101 - no Estado do Espírito Santo - no Estado do Espírito Santo
26.782.0220.1E96.0029	Recuperação de Trechos Rodoviários - Divisa GO/BA - Entroncamento BR-242 - na BR-020 - no Estado da Bahia - no Estado da Bahia
26.782.0220.1E97.0023	Recuperação de Trechos Rodoviários - Divisa PI/CE - Fortaleza - na BR-020 - no Estado do Ceará - no Estado do Ceará
26.782.0220.1E99.0052	Recuperação de Trechos Rodoviários - Divisa DF/GO - Divisa GO/BA - na BR-020 - no Estado de Goiás - no Estado de Goiás
26.782.0220.1J54.0021	Recuperação de Trechos Rodoviários - Divisa TO/MA - Divisa MA/PA - na BR-010 - no Estado do Maranhão - no Estado do Maranhão
26.782.0220.1J55.0021	Recuperação de Trechos Rodoviários - Divisa PA/MA - Entr. BR-226/343 (Divisa MA/PI) - na BR-316 - no Estado do Maranhão - no Estado do Maranhão
26.782.0220.1J56.0015	Recuperação de Trechos Rodoviários - Divisa MA/PA - Entr. BR-308/316 - na BR-010 - no Estado do Pará - no Estado do Pará
26.782.0220.1J57.0015	Recuperação de Trechos Rodoviários - Entr. BR-010/308 - Divisa PA/MA - na BR-316 - no Estado do Pará - no Estado do Pará
26.782.0220.1K10.0029	Recuperação de Trechos Rodoviários - Divisa SE/BA - Divisa BA/ES - na BR-101 - no Estado da Bahia - no Estado da Bahia
26.782.0220.1K11.0022	Recuperação de Trechos Rodoviários - Entroncamento BR-230/316 - Divisa PI/CE - na BR-020 - no Estado do Piauí - no Estado do Piauí
26.782.0220.1K12.0028	Recuperação de Trechos Rodoviários - Divisa AL/SE - Divisa SE/BA - na BR-101 - no Estado de Sergipe - no Estado de Sergipe
26.782.0220.1K13.0033	Recuperação de Trechos Rodoviários - Entroncamento BR-101 (Manilha) - Entroncamento BR-116 (Santa Guilhermina) - na BR-493 - no Estado do Rio de Janeiro - no Estado do Rio de Janeiro
26.782.0220.1K14.0027	Recuperação de Trechos Rodoviários - Divisa PE/AL - Divisa AL/SE - na BR-101 - no Estado de Alagoas - no Estado de Alagoas

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA

53000 - MINISTÉRIO DA INTEGRAÇÃO NACIONAL	
20.607.1038.5328.0029	Transferência da Gestão do Perímetro de Irrigação Barreiras Norte com 2.093 ha no Estado da Bahia - no Estado da Bahia
20.607.1038.5330.0026	Transferência da Gestão do Perímetro de Irrigação Bebedouro com 2.091 ha no Estado de Pernambuco - no Estado de Pernambuco
20.607.1038.5348.0029	Transferência da Gestão do Perímetro de Irrigação Mirorós com 2.145 ha no Estado da Bahia - no Estado da Bahia
20.607.1038.5354.0026	Transferência da Gestão do Perímetro de Irrigação Nilo Coelho com 18.857 ha no Estado de Pernambuco - no Estado de Pernambuco
20.607.1038.5358.0029	Transferência da Gestão do Perímetro de Irrigação Nupeba/Riacho Grande com 4.770 ha no Estado da Bahia - no Estado da Bahia
20.607.1038.5368.0029	Transferência da Gestão do Perímetro de Irrigação Formoso com 12.048 ha no Estado da Bahia - no Estado da Bahia
20.607.1038.5370.0031	Transferência da Gestão do Perímetro de Irrigação Gorutuba com 5.286 ha no Estado de Minas Gerais - no Estado de Minas Gerais
20.607.1038.5378.0029	Transferência da Gestão do Perímetro de Irrigação Curaçá com 4.350 ha no Estado da Bahia - no Estado da Bahia
20.607.1038.5936.0023	Transferência da Gestão do Perímetro de Irrigação Tabuleiro de Russas - 1ª Etapa - com 10.700 ha no Estado do Ceará - no Estado do Ceará
20.607.1038.5942.0022	Transferência da Gestão do Perímetro de Irrigação Platôs de Guadalupe com 2.009 ha no Estado do Piauí - no Estado do Piauí
20.607.1038.5944.0021	Transferência da Gestão do Perímetro de Irrigação Tabuleiros de São Bernardo com 542 ha no Estado do Maranhão - no Estado do Maranhão
20.607.1038.5948.0023	Transferência da Gestão do Perímetro de Irrigação Baixo Acaraú com 8.335 ha no Estado do Ceará - no Estado do Ceará
20.607.1038.5950.0022	Transferência da Gestão do Perímetro de Irrigação Tabuleiros Litorâneos - 1ª Etapa - com 2.469 ha no Estado do Piauí - no Estado do Piauí
20.607.1038.5960.0023	Transferência da Gestão do Perímetro de Irrigação Curu-Paraipaba com 3.357 ha no Estado do Ceará - no Estado do Ceará
20.607.1038.5962.0023	Transferência da Gestão do Perímetro de Irrigação Curu-Pentecoste com 1.068 ha no Estado do Ceará - no Estado do Ceará
20.607.1038.5984.0026	Transferência da Gestão do Perímetro de Irrigação Moxotó com 6.491 ha no Estado de Pernambuco - no Estado de Pernambuco
20.607.1038.7014.0024	Transferência da Gestão do Perímetro de Irrigação Baixo-Açu com 5.167 ha no Estado do Rio Grande do Norte - no Estado do Rio Grande do Norte
20.607.1038.7758.0031	Transferência da Gestão do Perímetro de Irrigação Jaíba - 1 ª etapa - com 24.745 ha no Estado de Minas Gerais - no Estado de Minas Gerais

56000 - MINISTÉRIO DAS CIDADES	
15.121.9989.2D29.0001	Estudos para Elaboração de Planos Diretores Integrados de Mobilidade Urbana para Áreas Metropolitanas - Nacional
15.453.1295.0A39.0029	Apoio à Implantação do Trecho Lapa-Pirajá do Sistema de Trens Urbanos de Salvador - BA - no Estado da Bahia
15.453.1295.0A40.0023	Apoio à Implantação do Trecho Sul Vila das Flores-João Felipe do Sistema de Trens Urbanos de Fortaleza - CE - no Estado do Ceará
15.453.1295.0B12.0023	Apoio à Modernização do Trecho Oeste João Felipe - Caucaia do Sistema de Trens Urbanos de Fortaleza - CE - no Estado do Ceará
15.453.1295.0B15.0023	Cumprimento de Obrigações Decorrentes da Transferência do Sistema de Transporte Ferroviário Urbano de Passageiros de Fortaleza - CE - - no Estado do Ceará
15.453.1295.5176.0031	Implantação do Trecho Eldorado-Vilarinho do Sistema de Trens Urbanos de Belo Horizonte - MG - no Estado de Minas Gerais
15.453.1295.5754.0026	Implantação do Trecho Tip-Timbi e Modernização do Trecho Rodoviária-Recife-Cabo do Sistema de Trens Urbanos de Recife - PE - no Estado de Pernambuco
15.453.9989.0B10.0101	Apoio à Implantação de Corredor Expresso de Transporte Coletivo Urbano - Trecho Parque Dom Pedro II - Cidade Tiradentes - SP - no Município de São Paulo - SP

CLASSIFICAÇÕES INSTITUCIONAL, FUNCIONAL E ESTRUTURA PROGRAMÁTICA	
26.782.0220.1K15.0022	Recuperação de Trechos Rodoviários - Bertolínea - Divisa PI/BA - na BR-135 - no Estado do Piauí - no Estado do Piauí
26.782.0220.1K16.0041	Recuperação de Trechos Rodoviários - União da Vitória - Divisa PR/SC - na BR-153 - no Estado do Paraná - no Estado do Paraná
26.782.0220.1K18.0024	Recuperação de Trechos Rodoviários - Divisa CE/RN - Natal - na BR-304 - no Estado do Rio Grande do Norte - no Estado do Rio Grande do Norte
26.782.0220.1K20.0022	Recuperação de Trechos Rodoviários - Divisa MA/PI - Divisa PI/PE - na BR-316 - no Estado do Piauí - no Estado do Piauí
26.782.0220.1K21.0053	Recuperação de Trechos Rodoviários - Entroncamento DF-295 (DIV GO/DF) - Entroncamento DF-001 (EPCT) - na BR-251 - no Distrito Federal - no Distrito Federal
26.782.0220.3E02.0002	Recuperação de Trechos Rodoviários - Divisa GO/MG - Juiz de Fora - na BR-040 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E03.0052	Recuperação de Trechos Rodoviários - Catalão - Divisa GO/MG - na BR-050 - no Estado de Goiás - no Estado de Goiás
26.782.0220.3E04.0031	Recuperação de Trechos Rodoviários - Divisa GO/MG - Uberlândia - na BR-050 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E05.0029	Recuperação de Trechos Rodoviários - Entroncamento BA-306 (P/ Chorrocho) - Divisa BA/MG - na BR-116 - no Estado da Bahia - no Estado da Bahia
26.782.0220.3E06.0023	Recuperação de Trechos Rodoviários - Fortaleza - Divisa PE/CE - na BR-116 - no Estado do Ceará - no Estado do Ceará
26.782.0220.3E07.0031	Recuperação de Trechos Rodoviários - Divisa BA/MG - Divisa MG/RJ - na BR-116 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E09.0026	Recuperação de Trechos Rodoviários - Divisa CE/PE - Divisa PE/BA - na BR-116 - no Estado do Pernambuco - no Estado do Pernambuco
26.782.0220.3E10.0041	Recuperação de Trechos Rodoviários - Divisa SP/PR - Divisa PR/SC - na BR-116 - no Estado do Paraná - no Estado do Paraná
26.782.0220.3E12.0052	Recuperação de Trechos Rodoviários - Divisa TO/GO - Divisa GO/MG - na BR-153 - no Estado de Goiás - no Estado de Goiás
26.782.0220.3E13.0031	Recuperação de Trechos Rodoviários - Divisa GO/MG - Divisa MG/SP - na BR-153 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E15.0043	Recuperação de Trechos Rodoviários - Divisa SC/RS - Aceguá - na BR-153 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0220.3E16.0035	Recuperação de Trechos Rodoviários - Divisa MG/SP - Divisa SP/PR - na BR-153 - no Estado de São Paulo - no Estado de São Paulo
26.782.0220.3E17.0017	Recuperação de Trechos Rodoviários - Divisa PA/TO - Divisa TO/GO - na BR-153 - no Estado do Tocantins - no Estado do Tocantins
26.782.0220.3E18.0052	Recuperação de Trechos Rodoviários - Divisa MT/GO - Entroncamento BR-060 /364 - na BR-158 - no Estado de Goiás - no Estado de Goiás
26.782.0220.3E19.0054	Recuperação de Trechos Rodoviários - Divisa GO/MS - Três Lagoas - na BR-158 - no Estado do Mato Grosso do Sul - no Estado do Mato Grosso do Sul
26.782.0220.3E20.0051	Recuperação de Trechos Rodoviários - Entroncamento BR-080/242 - Divisa MT/GO - na BR-158 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0220.3E21.0043	Recuperação de Trechos Rodoviários - Divisa SC/RS - Fronteira Brasil/Uruguai - na BR-158 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0220.3E23.0054	Recuperação de Trechos Rodoviários - Divisa PR/MS - Divisa MS/MT - na BR-163 - no Estado do Mato Grosso do Sul - no Estado do Mato Grosso do Sul
26.782.0220.3E24.0051	Recuperação de Trechos Rodoviários - Divisa MS/MT - Santa Helena - na BR-163 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0220.3E27.0023	Recuperação de Trechos Rodoviários - Fortaleza - Divisa CE/PI - na BR-222 - no Estado do Ceará - no Estado do Ceará
26.782.0220.3E29.0021	Recuperação de Trechos Rodoviários - Chapadinha - Divisa MA/PA - na BR-222 - no Estado do Maranhão - no Estado do Maranhão]
26.782.0220.3E31.0029	Recuperação de Trechos Rodoviários - Entroncamento BR-116 - Entroncamento BA-460 - na BR-242 - no Estado da Bahia - no Estado da Bahia
26.782.0220.3E32.0031	Recuperação de Trechos Rodoviários - Entroncamento BR-116 - Entroncamento BR-365 - na BR-251 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E33.0032	Recuperação de Trechos Rodoviários - Vitória - Divisa ES/MG - na BR-262 - no Estado do Espírito Santo - no Estado do Espírito Santo

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA	
26.782.0220.3E34.0031	Recuperação de Trechos Rodoviários - Divisa ES/MG - Divisa MG/SP - na BR-262 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E35.0054	Recuperação de Trechos Rodoviários - Divisa SP/MS - Corumbá - na BR-262 - no Estado do Mato Grosso do Sul - no Estado do Mato Grosso do Sul
26.782.0220.3E37.0043	Recuperação de Trechos Rodoviários - Porto de São Francisco do Sul - Canoinhas - na BR-280 - no Estado de Santa Catarina - no Estado de Santa Catarina
26.782.0220.3E38.0029	Recuperação de Trechos Rodoviários - Entroncamento BR-407 - Salvador - na BR-324 - no Estado da Bahia - no Estado da Bahia
26.782.0220.3E39.0022	Recuperação de Trechos Rodoviários - Jerumenha - Luís Correia - na BR-343 - no Estado do Piauí - no Estado do Piauí
26.782.0220.3E40.0052	Recuperação de Trechos Rodoviários - Divisa MG/GO - Divisa GO/MT - na BR-364 - no Estado de Goiás - no Estado de Goiás
26.782.0220.3E41.0051	Recuperação de Trechos Rodoviários - Cáceres - Divisa MT/RO - na BR-174 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0220.3E42.0011	Recuperação de Trechos Rodoviários - Divisa MT/RO - Divisa RO/AC - na BR-364 - no Estado de Rondônia - no Estado de Rondônia
26.782.0220.3E43.0051	Recuperação de Trechos Rodoviários - Divisa GO/MT - Divisa MT/RO - na BR-364 - no Estado do Mato Grosso - no Estado do Mato Grosso
26.782.0220.3E44.0031	Recuperação de Trechos Rodoviários - Montes Claros - Divisa MG/GO - na BR-365 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0220.3E45.0031	Recuperação de Trechos Rodoviários - Entroncamento BR-290 - Entroncamento BR-158/287 - na BR-392 - no Estado do Rio Grande do Sul - no Estado do Rio Grande do Sul
26.782.0220.7F05.0056	Restauração de Acessos Rodoviários - na BR-156 - no Estado do Amapá - no Estado do Amapá
26.782.0229.7E77.0056	Construção de Trecho Rodoviário - Divisa PI/BA - Divisa BA/MG - na BR-135 - no Estado da Bahia - No Estado Da Bahia
26.782.0230.7E82.0056	Adequação de Trecho Rodoviário - Patrocínio - Entroncamento BR-452 - Anel Rodoviário de Uberlândia - na BR-365 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.7E83.0056	Adequação de Anel Rodoviário - no Município de Uberlândia - na BR-050 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0230.7E85.0058	Construção de Trechos Rodoviários no Estado de Minas Gerais - Trecho Itacarambi - Manga Montalvânia – BR-135
26.782.0230.7E87.0056	Construção de Trecho Rodoviário - Entroncamento BR-153 - Divisa MG/GO - na BR-364 - no Estado de Minas Gerais - no Estado de Minas Gerais
26.782.0233.5E14.0042	Construção de Trechos Rodoviários - na BR-282 - no Estado de Santa Catarina - no Estado de Santa Catarina
26.782.0236.1246.0011	Adequação de Trecho Rodoviário - Candeias do Jamari - Unir - na BR-364 - no Estado de Rondônia - no Estado de Rondônia
26.782.0236.7E92.0056	Construção de Anel Rodoviário - no Município de Ji-Paraná - na BR-364 - no Estado de Rondônia - no Estado de Rondônia
26.782.0236.7F42.0011	Construção de Trecho Rodoviário - Entroncamento BR-364 - Costa Marques - na BR-429 - no Estado de Rondônia - no Estado de Rondônia
26.782.0238.1428.0013	Construção de Trecho Rodoviário - Boca do Acre - Divisa AM/AC - na BR-317 - no Estado do Amazonas - no Estado do Amazonas
26.782.0238.7E95.0056	Construção de Contorno Rodoviário - no Município de Boa Vista (Sul e Norte) (km 496,10 - km 524,10) - na BR-174 - no Estado de Roraima - no Estado de Roraima
26.782.0238.7F03.0056	Construção de Trechos Rodoviários – na BR-156 - no Estado do Amapá - no Estado do Amapá
26.782.0238.7F04.0056	Construção de Trecho Rodoviário - na BR-210 (Perimetral Norte) - no Estado do Amapá - no Estado do Amapá
26.782.0238.7F41.0011	Construção de Ponte sobre o Rio Madeira - no Município de Abunã - na BR-364 - no Estado de Rondônia
26.782.6035.7E85.0056	Construção de Trechos Rodoviários no Estado de Minas Gerais - no Estado de Minas Gerais
26.783.0237.5E83.0017	Construção da Ferrovia Norte-Sul - Aguiarnópolis - Palmas - no Estado do Tocantins - no Estado do Tocantins
26.784.0237.7F21.0021	Construção do Berço 100, Alargamento do Cais Sul e Ampliação do Porto de Itaqui - no Estado do Maranhão - no Estado do Maranhão

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